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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and American Airlines Sign a Contract for Four Additional E175s

São José dos Campos, Brazil, April 27, 2017 – Embraer and American Airlines Group (AAG) have signed a firm order for four E175 jets. The contract, in addition to the original order placed by the airline in 2013, for 60 E175s, has a value of USD 182 million, based on current list prices, and will be included in Embraer’s 2017 second-quarter backlog. The deliveries will start in the last quarter of this year.

“The E175 has served AAG very well since its entry into service and this new order continues to show their confidence in the platform. We also commend the Envoy team on their exceptional E175 operating performance,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. “The market for 70 to 76 seaters is still strong, especially considering all the older 70 seaters needing replacement. Embraer remains the clear leader in that space.”

American Airlines selected Envoy, a wholly owned subsidiary of American Airlines Group, to operate the four aircraft, which will be configured with 12 First Class, 20 Main Cabin Extra and 44 Main Cabin seats, for a total of 76 seats.

With this contract, Embraer has sold a total of 336 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this 76-seat jet segment.

Since entering revenue service in 2004, the E-Jets family has received more than 1,700 orders and over 1,300 aircraft have been delivered. The E-Jets are flying in the fleets of 70 customers in 50 countries. The versatile 70 to 130-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer